Filed Pursuant to Rule 424(b)(3) and (c)
                                                      Registration No. 333-54528


                             AREMISSOFT CORPORATION
                             a Delaware corporation

                           Prospectus Supplement No. 1
     (To Prospectus Dated February 8, 2001, as Supplemented on May 4, 2001)


     You should read this prospectus supplement and the related prospectus dated February 8, 2001, as supplemented on May 4, 2001, carefully before you invest. These documents contain important information you should consider when making your investment decision.

     On April 30, 2001, we announced that we had entered into certain agreements with the controlling shareholders of LK.GlobalSoft.com (CYSE: GLC) ("GlobalSoft") covering 83.56 million ordinary shares or 52.4% of the issued and outstanding shares of GlobalSoft (the "Shares"). The terms of the agreements immediately transfer voting control over GlobalSoft to us. When combined with the 11.34 million shares of GlobalSoft we already own, we now control 59.5% of the issued and outstanding shares of GlobalSoft. The agreements further provide us with a five year option to purchase the Shares for a fixed price of $3.825 per share if exercised before December 31, 2001, and $4.781 per share if exercised after December 31, 2001. We must exercise the option to purchase
28.535 million Shares on or before May 31, 2001, or the selling shareholders have the right, but not the obligation, to terminate the agreements. After this exercise, we will own 39.875 million shares of GlobalSoft, or approximately 25% of the issued and outstanding shares. Thereafter, provided that further exercises of the option are accretive to our earnings per share, based upon GlobalSoft's internal financial projections, we must exercise the option to purchase an additional 15.95 million shares, or approximately 10% of the issued and outstanding shares of GlobalSoft, on or before September 30, 2001, and an additional 15.95 million shares, or approximately 10% of the issued and outstanding shares of GlobalSoft, by December 31, 2001, and the final 23.125 million shares, or approximately 14.5% of the issued and outstanding shares of GlobalSoft, by September 30, 2002, or the selling shareholders have the right, but not the obligation, to terminate the agreements. At our discretion, the exercise price may be paid in whole, or in any combination of, cash, shares of our Common Stock based upon a five (5) day average price prior to exercise, or non-convertible three (3) year term notes bearing interest at 4% per annum. If shares of our Common Stock are used to pay for the exercise of the option, the selling shareholders will receive rights to have the shares registered under the Securities Act of 1933.

     On May 4, 2001, we entered into an agreement with Groupe Nova, S.A. for the sale of one million (1,000,000) shares of our Common Stock for an aggregate purchase price of $15,000,000, or $15.00 per share representing a discount to the closing price on that date of five percent (5%). No finders' fees or other commissions were paid in connection with this transaction. The transaction will result in net proceeds to the Company of $15,000,000 prior to the deduction of legal and accounting fees incurred in connection with the transaction.

     This prospectus supplement constitutes the prospectus required to be delivered by Section 5(b) of the Securities Act of 1933, as amended.

     PROSPECTIVE INVESTORS SHOULD CAREFULLY CONSIDER MATTERS DISCUSSED UNDER THE CAPTION "RISK FACTORS" BEGINNING ON PAGE 4 OF THE PROSPECTUS. NEITHER THE
SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS OR ANY ACCOMPANYING PROSPECTUS SUPPLEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


          The date of this Prospectus Supplement No. 1 is May 4, 2001.